
Mailstop 3233

August 26, 2015

Stephen H. Mauldin
Chief Executive Officer and President
CNL Healthcare Properties II, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

> **Re:** **CNL Healthcare Properties II, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 31, 2015**
> **File No. 333-206017**

Dear Mr. Mauldin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced

presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. We note your disclosure that you may invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate. We further note your analysis on pages 28-29 in the risk factors section and on pages 97-100 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). It is unclear if your redemption plan fits within the parameters of this guidance in that your plan may be suspended or terminated with only 10 days' notice. In addition, it is unclear if your plan provides for prompt payment. Please provide us with your analysis explaining how your program is consistent with the relief previously granted by the Division of Corporation Finance.

6. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

7. Please revise to include the information required by Item 19 of Form S-11, or advise.

Cover Page

8. Please revise to limit the cover page to one page, as required by Item 501(b) of Regulation S-K. Information that is not required by Item 501 or that is not key to an investment decision may be more appropriate in the summary or body of the prospectus.

9. In the third bullet point, please include a statement that discloses that there are restrictions on the transferability of your common stock and include a cross-reference to the page in the prospectus that discusses those restrictions. Refer to Item 1(b) of Form S-11 for guidance.

10. Please tell us what consideration you gave to including cover page or summary risk factor disclosure regarding the adverse conditions affecting prior programs sponsored by CNL, as described on page 104.

Forward-Looking Statements, page iv

11. Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Prospectus Summary, page 1

Terms of the Offering, page 2

12. We note that your officers, directors, advisor, and your sponsor and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Risk Factors, page 21

Your investment may be subject to additional risks if we make international investments, page 45

13. We note that you may purchase properties in countries outside the United States. Please revise to indicate more specifically the countries or regions in which you may invest. Refer to Instruction 1 to Item 13(a) of Form S-11.

Estimated Use of Proceeds, page 61

14. We note that, in this section and throughout the document, you assume that 20%, 70% and 10% of shares sold in the primary offering are Class A, Class T, and Class I, respectively. Please revise your disclosure to explain your basis for that assumption.

Conflicts of Interest, page 73

Competition to Acquire Properties and Invest in Loans and Other Investments, page 73

15. You note that CNL Healthcare Properties, Inc. may seek to engage in a liquidity event during the course of the offering and that in connection with such liquidity event CNL, on behalf of itself and its affiliates, may agree not to compete in a manner so as to limit the future acquisition of properties in certain property sectors for a certain period of time, not to exceed two years. In such an event, you would be limited in your ability to pursue or invest in properties in certain property sectors during the term of any such covenant not to compete. Since CNL Healthcare Properties, Inc. appears to share your investment objective and invests in the same types of assets in which you plan to invest, it appears that any such covenant not to compete could materially affect your business prospects and ability to implement your business objective. Please expand to provide further context, to the extent possible, regarding the likely scope of any such agreement. As drafted it appears that any such agreement may relate to the entire business objective of the registrant.

Investment Objectives and Policies, page 79

Investment Policies, page 79

16. Refer to the last sentence in the third full paragraph on page 81. Please revise to describe the material terms of the revolving line of credit that will be used for financing acquisitions, working capital needs and bridge financing. Refer to Instruction 3 to Item 13(a) of Form S-11.

Joint Venture Arrangements, page 94

17. We note that prior to entering into any joint venture with any unaffiliated co-venturer, you will confirm that the person has met certain requisite financial qualifications. Please revise to describe the required financial qualifications.

Prior Performance of the Advisor and its Affiliates, page 102

18. Please cross-reference to the prior performance tables or advise. Refer to Item 8.A.1 of Industry Guide 5.

Management, page 110

19. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to reimbursement provisions.

Item 36, Financial Statements and Exhibits, page II-2

20. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Shannon Sobotka, Senior Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Peggy Kim at (202) 551-7262 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP (US)